Exhibit 99.1

The Cash Store Financial Services Inc. reports strong sequential increases in EBITDA, a return to positive Net Income for fourth quarter

Company issues audited full-year financial statements for the 12 months ended September 30, 2012; Company files amended unaudited consolidated financial statements for the periods ended March 31, 2012 and June 30, 2012

EDMONTON, Dec. 28, 2012 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial") (TSX: CSF; NYSE: CSFS) today announced results for the three and 12 months ended, September 30, 2012. The following financial results are expressed in Canadian dollars.

Highlights for the three months ended September 30, 2012 (a table of results can be found at the end of this news release):

•	Adjusted EBITDA of $11.2 million, up from $7.0 million in the third quarter and consistent with $11.2 million in the same quarter last year.
•	Quarterly loan volume of $207.2 million, up 3.7% from $199.9 million in the third quarter, and up 2.7% from $201.7 million in the same quarter last year.
•	Revenue of $50.8 million, up 4.4% sequentially compared to the $48.7 million in the third fiscal quarter and up 7.7% compared to the $47.2 million in the fourth fiscal quarter of last year.
•	Quarterly branch average loan volume of $387,000 up 7.2% sequentially from $361,000 in the third quarter and up 2.7% from $344,000 million in the same quarter as last year.
•	Quarterly branch average revenue of $95,000 up 8% from $88,000 in the third quarter and up 17.3% from $81,000 in the same quarter as last year.
•	Diluted earnings per share of $0.02 per share, down from $0.12 per share for the same quarter last year.

Gordon J. Reykdal, Chairman and CEO commented on the year-end: "We ended fiscal 2012 on a strong note, reporting solid quarterly revenue and a return to positive net income, and The Cash Store Financial Services is positioned for a strong 2013. During Q2 of 2012, the Company initiated a number of efficiency initiatives to improve overall performance, including the acquisition of our loan portfolio and an ongoing effort to eliminate underperforming branches. We have effectively executed upon those initiatives, improving the Company's profitability profile and setting the stage for a return to growth during fiscal 2013.  Despite having consolidated more than 60 branches from our Canadian operations, loan volume has grown since the second quarter, as have total revenues.  Adjusted EBITDA for the quarter was $11.2 million, up on a sequential basis from $7.0 million in the third quarter, and consistent with the fourth quarter of last year."

"This positive momentum continued into the first quarter of fiscal 2013," added Mr. Reykdal.

Highlights for the 12 months ended September 30, 2012 (a table of results can be found at the end of this news release):

•	Adjusted EBITDA of $30.0 million compared to $48.9 million for the twelve months ended September 30, 2011.
•	Loan volume of $797.7 million compared to $821.4 million for the twelve months ended September 30, 2011.
•	Total revenue of $187.4 million compared to $189.9 million for the twelve months ended September 30, 2011.
•	Diluted earnings (loss) per share of ($2.47), down from $0.51 per share for the twelve months ended September 30, 2011.

Pursuant to the press release issued December 10, 2012, the Company also filed amended interim unaudited consolidated financial statements for the periods ended March 31, 2012 and June 30, 2012.

Mr. Craig Warnock, Cash Store Financial Services' CFO, added, "the restatement was a result of the fact that the Company subsequently determined that approximately $36.8 million of the total consideration paid to acquire the portfolio of loans represented a premium paid on acquisition, and has also increased loan loss provisions, and adjusted its financial statements accordingly.  Due to the restatement we anticipate a tax benefit of approximately $13.1 million."  For further details regarding the restatement, reference should be made to the Company's press release issued December 10, 2012.

Fourth Quarter Financial Detail

Fourth quarter loan volume was $207.2 million, the highest level since the first quarter of fiscal 2011. This was an increase of 3.7% sequentially compared to $199.9 million for the third fiscal quarter of 2012 and an increase of 2.7% compared to the $201.7 million reported in the fourth fiscal quarter last year. Total revenue was $50.8 million, an increase of 4.4% sequentially compared to the $48.7 million in the third fiscal quarter and up 7.7% compared to the $47.2 million in the fourth fiscal quarter of last year. The year over year increase in revenue can be partly attributed to expanded UK operations and the recorded interest portion of loan fee revenue in the Regulated Provinces. Before the Company's acquisition of the loan portfolio, that interest went to third-party lenders.

Branch operating income (BOI) was $17.2 million, a $4.8 million increase compared to the $12.4 million in the third fiscal quarter and a $3.3 million increase compared to the $13.9 million for the same quarter in the prior year. BOI margin was 33.9% in Q4-2012 compared to 29.4% in Q4-2011 and 25.5% in Q3-2012, indicating improved operating efficiency.

Net income for the quarter was $392,000, a sequential increase of $3.8 million compared to Q3-2012 and a decrease of $1.6 million from $2.0 million for the same quarter last year. Adjusted EBITDA was $11.2 million, a sequential increase of $4.2 million compared to $7.0 million for the third quarter of fiscal 2012 and consistent with the $11.2 million in the fourth quarter of fiscal 2011.

Full-Year Fiscal 2012 Financial Detail

Full-year loan volume was $797.7 million, down 3.0% from $821.4 million in FY2011. Total revenue was $187.4 million, a decrease of 1.3% compared to the $189.9 million last year.

Branch operating income (BOI) was $43.2 million, a decrease of $11.8 million, compared to $55.0 million in the prior year. BOI margin was 23.1% for fiscal 2012, compared to 29.0% in fiscal 2011, as the Company's efficiency and cost-reduction initiatives began in the second quarter of fiscal 2012 and were not fully deployed until the end of the fiscal year. These results also reflect expenses related to the transition of on-balance sheet lending in addition to branch consolidations.

For FY2012 the Company recorded a net loss of $43.1 million, down from net income of $9.0 million in FY2011. Included in the net loss were $44.8 million of charges, comprised mainly of a $36.8 million premium to acquire the loan portfolio, a $3.0 million addition to the UK loan loss provision, $1.6 million in branch closure costs and $3.4 million of impairment to property and equipment. These charges combined with higher corporate and regional expenses caused EBITDA to decrease to negative $30.8 million from $24.5 million in FY2011. Adjusted EBITDA decreased from $48.9 million to $30.0 million.

Balance Sheet and Liquidity

Cash balances remained steady, $19.1 million as at September 30, 2012, compared to $19.3 million at the end of FY2011. During FY2012 the Company raised $117.1 million, net of issuance costs, by issuing senior secured notes. These funds were used to acquire the portfolio of consumer loans from third-party lenders in the Regulated Provinces and for general corporate purposes. Cash provided by operating activities was $12.3 million, down from $14.0 million in FY2011. Increases to non-cash expenses including depreciation and amortization, loan loss provision, and impairment of property and equipment were offset by an increase in consumer loans receivable and a decrease in accounts payable and accrued liabilities in FY2012.

First Quarter and Fiscal 2013 Outlook

"Our recent strategic shift to direct lending, the efforts we have made to improve efficiency and increase profitability, along with our ongoing investment in the UK market, provide us with a powerful platform for continued growth," Mr. Reykdal added. "Fiscal 2012 was a year of tremendous transition and we emerged a stronger company. Looking to the future, fiscal 2013 is a year for renewed optimism."

Subsequent to September 30, 2012, the Company's Audit Committee was made aware of written communications that contained questions about the acquisition of the consumer loan portfolio from third-party lenders in late January 2012 and included allegations regarding the existence of undisclosed related party transactions in connection with the acquisition. In response to this allegation and following some preliminary fact-finding performed by Company's internal auditor, legal counsel to a Special Committee of the Board has retained an independent accounting firm to conduct a special investigation. As of the release date of these financial statements, the scope of the investigation has been determined by the independent accounting firm and the Special Committee. However, the investigation has not yet commenced and the findings, if any, are not yet known. The investigation may have an impact on the accounting for the loan acquisition transaction and/or on the accounting for, and disclosure of, any related party transactions; however, the Company does not believe that the outcome of the special investigation will impact the current accounting and disclosure in these financial statements.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates 512 branches across Canada under the banners "Cash Store Financial", "Instaloans" and "The Title Store". Cash Store Financial also operates 25 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances, lines of credit and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store".  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition as well as initiatives to grow revenue or reduce retention payments.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual Information Form, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 40-F filed with the  U.S. Securities and Exchange Commission.  All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Selected Annual Information

($000s, except for per share amounts, number of loans and branch count)	15 Months Ended	12 Months Ended	12 Months Ended	2012 vs. 2011
	30-Sept-2010[1]	30-Sep-2011	30-Sep-2012	% change
Consolidated results
Canadian branch count	542	574	511	(11%)
UK branch count	2	12	25	108%
Total branches	544	586	536	(9%)

Loan volume	$938,483	$821,404	$797,711	(3%)
Number of Loans (000's)	1,805	1,404	1,371

Revenue
Loan fees	$170,659	$136,623	$137,994	1%
Other income	49,859	53,276	49,418	(7%)
	220,518	189,899	187,412	(1%)
Branch expenses
Salaries and benefits	62,265	57,576	55,082	(4%)
Retention payments	28,167	26,786	9,968	(63%)
Selling, general and administrative	21,673	17,518	17,770	1%
Rent	17,868	18,216	18,701	3%
Advertising and promotion	5,535	5,440	4,828	(11%)
Provision for loan losses	788	2,559	31,003	1112%
Depreciation of property and equipment	7,006	6,803	6,843	1%
Branch operating income	77,216	55,001	43,217	(21%)

Regional expenses	13,359	16,750	17,279	3%
Corporate expenses	21,127	18,266	22,753	25%
Interest expense	-	-	11,623
Branch closure costs	-	-	1,574
Impairment of property and equipment	-	-	3,425
Other depreciation and amortization	2,055	2,112	5,973	183%
Premium paid to acquire the loan portfolio	-	-	36,820
Income before income taxes and class action settlements	40,675	17,873	(56,230)	(415%)
Class action settlements	2,915	3,206	-	(100%)
Net income (loss) and comprehensive income (loss)	$26,464	$9,042	($43,089)	(589%)
EBITDA	48,100	24,514	(30,835)	(226%)
Adjusted EBITDA	73,973	48,871	30,015	(39%)
Weighted average number of shares outstanding
basic	16,913	17,259	17,432	1%
diluted	17,522	17,663	17,432	(1%)

Basic earnings (loss) per share	$1.56	$0.52	($2.47)	(572%)
Diluted earnings (loss) per share	$1.51	$0.51	($2.47)	(583%)
Consolidated balance sheet information
Working capital	$14,980	$16,023	$62,068	287%
Total assets	115,045	121,807	200,747	65%
Total long-term liabilities	$9,882	$8,991	$137,375	1428%

Summary of Quarterly Results

($000s, except for per share amounts and branch figures)	2011				2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Consolidated Results
No. of branches Canada	566	573	574	574	573	569	529	511
United Kingdom	4	6	8	12	23	25	25	25
	570	579	582	586	596	594	554	536

Loan volume	$216,290	$198,775	$204,616	$201,720	$199,611	$191,030	$199,861	$207,210
Revenue
Loan fees	$36,314	$32,813	$33,944	$33,552	$32,892	$30,545	$36,204	$38,353
Other income	11,419	13,247	14,985	13,625	12,956	11,544	12,454	12,464
	47,733	46,060	48,929	47,177	45,848	42,089	48,658	50,817
Branch expenses
Salaries and benefits	14,382	14,113	14,591	14,490	14,397	14,824	13,672	12,189
Retention payments	7,189	6,578	6,775	6,244	6,557	2,271	554	586
Selling, general and administrative	4,194	4,680	4,481	4,156	4,408	4,816	4,416	4,130
Rent	4,405	4,567	4,589	4,656	4,720	4,849	4,659	4,473
Advertising and promotion	1,426	1,303	1,313	1,398	1,542	975	1,153	1,158
Provision for loan losses	663	654	662	580	668	10,798	10,104	9,433
Depreciation of property and equip.	1,660	1,687	1,710	1,744	1,776	1,785	1,675	1,607
Branch operating income	13,814	12,478	14,808	13,909	11,780	1,771	12,425	17,241

Regional expenses	4,193	3,863	4,169	4,523	4,734	4,589	4,251	3,705
Corporate expenses	4,043	4,256	4,804	5,171	5,027	6,625	5,394	5,707
Interest expense	-	-	-	-	-	2,892	4,355	4,376
Branch closure costs	-	-	-	-	-	-	908	666
Impairment of property and equipment	-	-	-	-	-	3,017	-	408
Premium paid to acquire the loan portfolio	-	-	-	-	-	36,820	-	-
Other depreciation and amortization	540	548	456	570	583	1,503	1,770	2,117
Net income (loss) before income taxes and class action settlements	5,038	3,811	5,379	3,645	1,436	(53,675)	(4,253)	262
Class action settlements	-	-	3,206	-	-	-	-	-
Net income (loss) and comprehensive income (loss)	$3,352	$2,500	$1,155	$2,035	$989	$(41,030)	$(3,440)	$392
EBITDA	7,500	6,260	4,545	6,207	4,091	(47,274)	3,764	8,584
Adjusted EBITDA	13,022	11,835	12,853	11,161	9,435	2,428	6,960	11,192
Basic earnings (loss) per share	$0.20	$0.15	$0.07	$0.12	$0.06	$(2.35)	$(0.20)	$0.02
Diluted earnings (loss) per share	$0.19	$0.14	$0.07	$0.12	$0.06	$(2.35)	$(0.20)	$0.02

EBITDA and Adjusted EBITDA Reconciliation
($000s)	2011				2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Consolidated Results
Net income (loss) and comprehensive income (loss)	$3,352	$2,500	$1,155	$2,035	$989	$(41,030)	$(3,440)	$392
Interest expense and other interest	44	36	34	33	103	2,920	4,383	4,439
Income tax	1,686	1,311	1,019	1,608	447	(12,645)	(813)	(129)
Stock-based compensation	217	180	171	218	193	193	189	158
Depreciation of property and equipment and amortization of intangible assets	2,201	2,233	2,168	2,313	2,359	3,288	3,445	3,724
EBITDA	$7,500	$6,260	$4,547	$6,207	$4,091	$(47,274)	$3,764	$8,584
Adjustments:
Class action settlements	$-	$-	$3,206	$-	$-	$-	$-	$-
Loan loss provision one-time addition	-	-	-	-	-	3,091	-	-
Unrealized foreign exchange (gains)/losses	17	14	(5)	(158)	(47)	306	(7)	(70)
Branch closure costs	-	-	-	-	-	-	908	666
Impairment of property and equipment	-	-	-	-	-	3,017	-	408
Revenue impact related to transitioning to a direct lending model	-	-	-	-	-	3,210	316	-
Premium paid to acquire the loan portfolio	-	-	-	-	-	36,820	-	-
Income impact for separately accounting for the acquired loan portfolio	-	-	-	-	-	1,373	1,425	1,132
Effective interest component of retention payments	5,505	5,561	5,107	5,112	5,391	1,885	554	472
Adjusted EBITDA	$13,022	$11,835	$12,855	$11,161	$9,435	$2,428	$6,960	$11,192

SOURCE: The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

Gordon Reykdal, Chairman and CEO, at 780-408-5118, or

Craig Warnock, Chief Financial Officer, at 780-732-5683

CO: The Cash Store Financial Services Inc.

CNW 21:20e 28-DEC-12